F O R M    4

             U.S. SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding Company
Act of  1935 or Section 30(f) of the Investment Company Act of
1940

     [X] Check this box if no longer subject to Section 16.  Form
4 or Form 5 obligations may continue.  See Instruction 1(b).

1.   Name and Address of Reporting Person*

        Astoria Capital Partners, L.P.
        6600 S.W. 92nd Avenue, Suite 370
        Portland, Oregon  97223

2.   Issuer Name and Ticker or Trading Symbol

        Savoir Technology Group Inc.

3.   IRS Identification Number of Reporting Person, if an Entity
     (Voluntary)

        94-3160631

4.   Statement for Month/Year

        August 1998

5.   If Amendment, Date of Original (Month/Year)


6. Relationship of Reporting Person to Issuer (Check all applicable)

   [ ] Director                    [ ] 10% Owner
   [ ] Officer (give title below)  [X] Other (specify below)

        Former 10% Owner.

7.   Individual or Joint/Group Filing (Check applicable line)

   [X] Form filed by one Reporting Person
   [ ] Form filed by more than one Reporting Person

        *If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).

        Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

   Table 1 - Non-Derivative Securities Acquired, Disposed of,
                      or Beneficially Owned

1.   Title of Security (Instr. 3)

        Common Stock, par value $.01 per share

2.   Transaction Date (Month/Day/Year)

        8/25/98, 8/31/98

3.   Transaction Code (Instr. 8)

        Code       J (Dividend)
        V

        Code       P
        V

4.   Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and
     5)

        Amount     3,537 shares
        (A) or (D)      A
        Price      $11.19 per share

        Amount     20,000 shares

        (A) or (D)      A
        Price      $7.03 per share

5.   Amount of Securities Beneficially Owned at End of Month
     (Instr. 3 and 4)

        675,823

6.   Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)

        D

7.   Nature of Indirect Beneficial Ownership (Instr. 4)

           Table II - Derivative Securities Acquired,
               Disposed of, or Beneficially Owned
 (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Instr. 3)


2.   Conversion or Exercise Price of Derivative Security


3.   Transaction Date (Month/Day/Year)


4.   Transaction Code (Instr. 8)

        Code
        V

5.   Number of Derivative Securities Acquired (A) or Disposed of
(D) (Instr. 3, 4 and 5)

        (A)
        (D)

6.   Date Exercisable and Expiration Date (Month/Day/Year)

        Date Exercisable
        Expiration Date

7.   Title and Amount of Underlying Securities (Instr. 3 and 4)

        Title
        Amount or Number of Shares

8.   Price of Derivative Security (Instr. 5)


9.   Number of Derivative Securities Beneficially Owned at End of
Month (Instr. 4)

        103,500 (Warrants to Purchase Common Stock)
        207,000 (Series A Convertible Preferred Stock)

10.  Ownership Form of Derivative Security:  Direct (D) or
Indirect (I) (Instr. 4)

        D

11.  Nature of Indirect Beneficial Ownership (Instr. 4)


Explanation of Responses:

                               ASTORIA CAPITAL PARTNERS, L.P.



                               /s/ Richard W. Koe         12/18/98
			       ________________________   ________
                               Richard W. Koe               Date
                               General Partner of
                               Astoria Capital Partners, L.P.

        **Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and
15 U.S.C. 78ff(a).

        Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see
Instruction 6 for procedure.